Exhibit 99.1

UNANIMOUS WRITTEN CONSENT

OF

THE BOARD OF DIRECTORS

OF

ALPHA COMPUTE CORP

Company Number 1784969

The undersigned, being all of the members of the Board of Directors (the “Board”) of Alpha Compute Corp, a British Virgin Islands business company (the “Company”), hereby consent, pursuant to the terms of the Amended and Restated Memorandum of Association and Articles of Association of the Company, to the adoption of the following resolutions:

Amendment No. 3 to Amended and Restated 2021 Equity Incentive Plan

WHEREAS, the Compensation Committee of the Board consisting of the Company’s independent directors has participated in the design of Amendment No. 3 (the “Plan Amendment”) to the Company’s Amended and Restated 2021 Equity Incentive Plan, as amended (the “Plan”), to provide an appropriate incentive structure for the executive management team of the Company that is aligned with shareholder interests, such as the Special Share Allocation and share price milestones described below, and has recommended its approval of the Plan Amendment to the Board;

NOW, THEREFORE, be it:

RESOLVED, that, upon recommendation of the Compensation Committee of the Board, the undersigned hereby adopt and approve the Plan Amendment, providing for:

(1) an increase in the Share Limit (as defined in the Plan) reserved and available for grant and issuance pursuant to the Plan to a total of 1,070,127 Shares (the “New Share Allocation”), plus (a) any reserved Shares not issued or subject to outstanding awards granted under the Plan on the date of the Plan Amendment, (b) Shares that are subject to awards granted under the Plan that cease to be subject to such awards by forfeiture or otherwise after the date of the Plan Amendment, (c) Shares issued under the Plan before or after the date of the Plan Amendment pursuant to the exercise of stock options that are, after the date of the Plan Amendment, forfeited, (d) Shares issued under the Plan that are repurchased by the Company at the original issue price, and (e) Shares that are subject to stock options or other awards under the Plan that are used to pay the exercise price of a stock option or withheld to satisfy the tax withholding obligations related to any award;

(2) reservation of 387,727 Shares within the New Share Allocation (the “Special Share Allocation”) to be available only for grant and issuance under the Plan subject to awards that adhere to at least two of the following three criteria:

i.	Time-based vesting is required, may not commence less than one year after the grant date, with a total vesting time frame of not less than three years, and such vesting to be distributed proportionately across the vesting time frame (in arrears at each designated vesting milestone);

ii.	Share price milestone vesting (in addition to some version of time-based vesting) is required, must apply to at least 50% of the total grant quantity, and the average share price milestone must be no less than a 3x (three times) multiple of the grant date share price (or, for purposes thereof, the Fair Market Value) and, in the average calculation, any portion of the grant not subject to a share price milestone is included in the average tabulation as a 1x (one times) multiple of the grant date share price; and

iii.	If the grant is in the form of an option, the exercise price must be at least 2.5x (two and a half times) the grant date share price;

Shares attributable to a Special Share Allocation award that are subsequently forfeited or otherwise returned to the Plan shall remain part of the Special Share Allocation; and

(3) taking into account the then-current business environment, the Company’s business needs and such additional factors as the Board determines to be appropriate, in its sole discretion, the right of the Board to increase (on a cumulative basis) each calendar year the then-applicable Share Limit (excluding the Special Share Allocation) by a number of Shares not to exceed four percent (4%) of the aggregate number of Shares then outstanding, provided that any Shares added pursuant to such increase may not be issued pursuant to Incentive Stock Options unless such increase is approved by the shareholders in accordance with Code Section 422;

RESOLVED, that the form, terms and provisions of the Plan Amendment, in substantially the form previously distributed to the Board, with such changes, additions and deletions as the executive officers of the Company shall determine to be in the best interest of the Company, be, and they hereby are, adopted and approved in all respects;

RESOLVED, that the Company hereby reserves for issuance under the Plan, subject to adjustments as may be required in accordance with the terms of the Plan, such additional Shares and that such Shares be, and they hereby are, duly authorized for issuance, and when issued and delivered in accordance with the terms and conditions of the Plan, shall be fully paid and non-assessable Shares;

RESOLVED, that the executive officers of the Company be, and each hereby is, authorized directed and empowered, for and on behalf of and in the name of the Company, to cause to be prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (the “Registration Statement”) registering up to 1,070,127 Shares issuable pursuant to the Plan, as amended by the Plan Amendment, such Registration Statement together with all exhibits and schedules and changes thereto as may be approved by the executive officers of the Company, such execution to be conclusive evidence of the approval thereof, and one or more amendments thereto (including post-effective amendments, revisions and supplements thereto, and any additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “Securities Act”)), as such officers may deem appropriate or as may be required by the SEC;

RESOLVED, that the Board hereby ratifies, confirms and approves in all respects all actions of the executive officers of the Company heretofore or to be taken, in causing to be prepared and filed with the SEC the Registration Statement, together with such exhibits thereto and other documents as may be required under the Securities Act, and one or more amendments thereto, including any post-effective amendments, as such officers may deem appropriate or as may be required by the SEC; and all such other acts or things as such officers may deem necessary or appropriate to cause the Registration Statement, as it may be amended and supplemented, to comply with, and become effective under, the Securities Act and the rules and regulations promulgated thereunder;

RESOLVED, that the executive officers of the Company acting singly be, and each of them hereby is, authorized and empowered to execute, by and in the name of the Company, the Registration Statement and any required amendments and supplements thereto and to file the same with the SEC;

RESOLVED, that the Secretary of the Company be, and hereby is, designated and appointed as the person duly authorized to receive all notices, orders, communications and other documents from the SEC with respect to the Registration Statement, or any amendments or supplements thereto, with all the powers consequent to such designation and appointment under the rules and regulations of the SEC;

RESOLVED, that the Secretary of the Company be, and hereby is, designated to act on behalf of the Company as its agent of service in respect of matters concerning the Registration Statement, with the powers enumerated in Rule 478 under the Securities Act, pursuant to the provisions of the Securities Act and the rules and regulations thereunder;

RESOLVED, that each officer and director who may be required to sign and execute the Registration Statement, or any amendment thereto or document in connection therewith (whether on behalf of the Company, or as an officer or director of the Company, or otherwise), be, and each of them hereby is, authorized and empowered to execute a power of attorney appointing Enzo Villani, Brittany Kaiser or Wes Levitt his or her true and lawful attorneys each with power of substitution and re-substitution to sign in his or her name, place and stead in any and all such capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and documents in connection therewith, and to file the same with the SEC, each said attorney to have full power and authority to do and perform, in the name of and on behalf of each of said officers and directors of the Company who shall have executed such a power of attorney, every act whatsoever which such attorney, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as such officer or director of the Company might or could do in person; and

RESOLVED, that the executive officers of the Company be, and each hereby is, authorized, directed and empowered, for and on behalf of and in the name of the Company to pay the expenses incurred by or on behalf of the Company, in connection with the Registration Statement.

General

RESOLVED, that the executive officers of the Company be, and they hereby are, authorized to take any and all actions as may be necessary or appropriate to carry out the intent of and to accomplish the foregoing resolutions; and

RESOLVED, that, in addition to the specific authorizations heretofore conferred upon the executive officers of the Company, these officers are hereby authorized and empowered to do or cause to be done any and all such further acts and things, including the execution and delivery of any and all such further papers, documents and instruments as they may deem necessary or appropriate in order to carry out the intent and to accomplish the purposes of the foregoing resolutions.

This Written Consent may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same consent.

IN WITNESS WHEREOF, the undersigned, being all of the members of the Board of Directors of the Company, hereby indicate in writing their approval of and consent to the foregoing actions and resolutions, without a meeting.

Dated: September 30, 2026

/s/ Enzo Villani	/s/ Brittany Kaiser
Enzo Villani	Brittany Kaiser

/s/ Michael L. Huskins	/s/ F. Daniel Siciliano
Michael L. Huskins	F. Daniel Siciliano

/s/ Michael Terpin
Michael Terpin

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